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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Eric Atallah
Al Pavot
Daniel Crawford
Laura Crotty

Re:	Neumora Therapeutics, Inc. Amendment No. 7 to Draft Registration Statement on Form S-1 Submitted May 2, 2023 CIK No. 0001885522

Ladies and Gentlemen:

On behalf of our client, Neumora Therapeutics, Inc. (the “Company”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”) on a confidential basis a revised draft Registration Statement (the “Registration Statement”) on Form S-1 (the “Submission No. 8”) pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”). The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on November 8, 2021 (the “Draft Submission”), which was amended by Amendment No. 1 to the Draft Submission confidentially submitted by the Company to the Commission on December 23, 2021 (“Submission No. 2”), Amendment No. 2 to the Draft Submission confidentially submitted by the Company to the Commission on February 11, 2022 (“Submission No. 3”), Amendment No. 3 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2022 (“Submission No. 4”),

June 30, 2023

Amendment No. 4 to the Draft Submission confidentially submitted by the Company to the Commission on June 10, 2022 (“Submission No. 5”), Amendment No. 5 to the Draft Submission confidentially submitted by the Company to the Commission on September 2, 2022 (“Submission No. 6”), and Amendment No. 6 to the Draft Submission confidentially submitted by the Company to the Commission on May 2, 2023 (“Submission No. 7”). Submission No. 8 has been revised to reflect the Company’s responses to the comment letter to Submission No. 7 dated May 24, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s response thereto.

Amendment No. 7 to Draft Registration Statement on Form S-1 submitted May 2, 2023

Cover Page

1.	Please disclose whether your offering is contingent upon final approval of your NASDAQ listing on your cover page. Please also ensure the disclosure is consistent with your underwriting agreement.

Response: In response to the Staff’s comment, the Company has revised the cover page and pages 188 and 197 of the Registration Statement.

Prospectus Summary

Overview, page 1

2.

We note your revised disclosure here and throughout the Prospectus that in a Phase 2 clinical trial, “NMRA-140 monotherapy treatment demonstrated clinically meaningful and statistically significant improvements in symptoms of depression, anhedonia and anxiety in patients with moderate to severe MDD and demonstrated a favorable safety profile, which we believe has the potential to provide significant advantages relative to the standard of care, if approved.” Please revise this disclosure as follows:

•	replace the phrase “clinically meaningful” with a description of the objective data observed in the trial;

•	define the phrase “statistically significant” where first used, describing the trial’s endpoints;

•

remove statements regarding the “favorable safety profile” of the treatment, as conclusions regarding safety are determinations that are solely within the purview of the FDA and similar foreign regulatory bodies; and

•	where you describe the data and results of the trial also clearly disclose the clinical trial failed to reach its primary endpoint.

Response: In response to the Staff’s comment, the Company has revised pages 1, 3, 90, 116, 118, 124, 126 and 127 of the Registration Statement.

June 30, 2023

3.

We note your statements here and throughout the prospectus that drug candidates employing patient selection biomarkers were more likely to be successful than those without patient selection biomarkers. Namely, we note the following: “From 2011 to 2020, clinical development success rates for new drug candidates that employed patient selection biomarkers were approximately 16% compared to approximately 8% for those without patient selection biomarkers.” Please revise your disclosure to provide a source for the cited statement and to clarify that employing a patient biomarker does not necessarily mean that your product candidates will be approved and commercialized, and that no final determinations regarding your candidates have been made by the FDA at this time. Please also note that clinical development success rates are based on a variety of factors that may not be consistent across drug candidates, only one input of which may be the use of patient biomarkers. Alternatively, please remove these statements.

Response: In response to the Staff’s comment, the Company has revised pages 1, 18, 116, 117 and 122 of the Registration Statement.

4.

We note your newly added statement on page 2 and elsewhere that you believe your Precision Toolbox “will enable [you] to execute potential strategies to help identify biomarkers that can be used to maximize clinical trial efficiency and outcomes, and expand life cycle management opportunities, resulting in a greater likelihood of matching the right drug for the right patient.” Please revise this statement in each place that it appears to remove the implication that you may progress through the clinical trial process at a faster rate, as this is unknown and not entirely within your control, and to remove the implication that your product candidates will necessarily be approved for use in patients and reach commercialization.

Response: In response to the Staff’s comment, the Company has revised pages 2, 117, 121 and 123 of the Registration Statement.

Our Pipeline, page 2

5.

We note you now depict the clinical progress of four different studies for NMRA-140’s major depressive disorder indication in your pipeline table. Please revise to remove the individual study progress rows and revert to a single row depicting the overall current phase of development for the program.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes it is important for investors to understand that multiple individual studies encompass the Phase 3 development program for NMRA-140. In particular, the studies will be initiated at different times and the Company expects data from such studies to be publicly released on different dates. The Company believes investors may view each

June 30, 2023

study’s data release as material to their investment decision and, as such, an understanding of the potential for differing timing of such releases and differing outcomes may be an important factor for investors to understand. In addition, as disclosed on page 128 of the Registration Statement, Study 301 will be initiated in the United States whereas Study 302 and Study 303 will be conducted internationally in different geographies for the purpose of obtaining foreign regulatory approvals. Further, Study 501 is a long-term safety extension study with a longer term and purpose than Studies 301, 302 and 303. The Company believes it is important to prominently highlight these different studies in the pipeline table so investors have a clear understanding of the potential for multiple data releases as well as the potential for differing outcomes. For the foregoing reasons, the Company respectfully requests that the original pipeline table remain as presented in Submission No. 6.

6.

Please revise your pipeline table to remove the NMRA-140 for neuropsychiatric disorders program given your disclosure on page 3 and elsewhere stating that you “intend to explore and evaluate” its potential, implying that you are not currently developing NMRA-140 in this indication.

Response: In response to the Staff’s comment, the Company has revised the pipeline table included in Submission No. 8. The Company respectfully advises the Staff that it intends to provide additional details regarding its clinical development of NMRA-140 for an additional indication in a subsequent amendment. In such amendment, the Company intends to also update the pipeline table to reflect the clinical development of such additional indication.

7.

We note you removed the description of your NMRA-GCASE program here and reduced its discussion in the Business section. We also note the NMRA-NMDA program’s limited discussion in the prospectus. Please revise to remove these programs from your pipeline tables as the programs do not appear material based on your disclosure. Alternatively, provide an analysis supporting your determination that the programs are material and revise your disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised pages 3, 4, 119, 131, 132, 133 and 134 of the Registration Statement to include additional details regarding the Company’s ongoing development of its NMRA-NMDA, NMRA-NLRP3 and NMRA-GCase product candidates. The Company respectfully advises the Staff that it believes these programs represent potential meaningful drivers of shareholder value based on feedback from investors and the Company anticipates using a portion of the proceeds from the offering on the further development of these programs. As a result, the Company believes they are material to an investor’s understanding of their investment in the Company and application of the proceeds of the offering.

June 30, 2023

Our Strategy, page 4

8.

We note your reference to your “differentiated IP position” both here and page 119. Please revise to explain why your IP position is different from your competitors, as it is not apparent from your disclosure, or remove the term.

Response: In response to the Staff’s comment, the Company has revised pages 5 and 121 of the Registration Statement.

Intellectual Property, page 131

9.

We note your revised disclosure providing the expected expiration date of the last issued patent from the patent families licensed to you from TSRI for your NMRA-140 program. Please revise to disclose the expiration of all material patents for your NMRA-140 program.

Response: In response to the Staff’s comment, the Company has revised page 135 of the Registration Statement.

* * *

June 30, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (415) 395-8216 or by email to Phillip.Stoup@lw.com with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Phillip Stoup
Phillip Stoup of LATHAM & WATKINS LLP

cc:	Paul Berns, Neumora Therapeutics, Inc.

Shayne Kennedy, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Dave Peinsipp, Cooley LLP

Denny Won, Cooley LLP